January 15, 1996

     To the Board of Trustees and Management of the Van Kampen American Capital Tax-Exempt Trust-High Yield Municipal Fund


     We have examined the accompanying description of the specific control objectives and the control procedures that achieve those objectives of the Van Kampen American Capital Tax-Exempt Trust-High Yield Municipal Fund (the "Fund") relating to that segment of its system for allocating the results of operations of the Fund to separate classes of shares and calculating the respective net asset values and dividends and distributions (the "Multiple Class System") as of November 30, 1995.
     Our examination included procedures to obtain reasonable assurance about whether (1) the accompanying description presents fairly, in all material respects, the aspects of the Fund's policies and procedures that may be relevant to understanding the internal control structure relating to the Multiple Class System and review, (2) the control structure policies and procedures included in the description were suitably designed to achieve the control objectives specified in the description, if those policies and procedures were complied with satisfactorily, and (3) such policies and procedures had been placed in operation as of November 30, 1995. The control objectives were specified by management of the Fund. Our examination was performed in accordance with standards established by the American Institute of Certified Public Accountants and included those procedures we considered necessary in the circumstances to obtain a reasonable basis for rendering our opinion.

     In our opinion, the accompanying description of the Multiple Class System presents fairly, in all material respects, the relevant aspects of the Fund's policies and procedures that had been placed in operation as of November 30, 1995. Also, in our opinion, the policies and procedures, as described, are suitably designed to provide reasonable assurance that the specified control objectives would be achieved if the described policies and procedures were complied with satisfactorily.

     In addition to the procedures we considered necessary to render our opinion as expressed in the previous paragraph, we applied tests to specific policies and procedures in the Multiple Class System as listed in the Appendix (Price Waterhouse LLP Tests of Operating Effectiveness) to obtain evidence about the effectiveness of such policies and procedures in meeting the control objectives during the year ended November 30, 1995. The specific policies and procedures and the nature, timing, extent, and results of the tests are listed in the Appendix of this report. In our opinion, the policies and procedures that were tested were operating with sufficient effectiveness to provide reasonable, but not absolute, assurance that the control objectives specified were achieved during the period indicated. The description of specific policies and procedures of the Fund's Multiple Class System is as of November 30, 1995, and information about tests of the operating effectiveness of specified policies and procedures covered the period from December 1, 1994 to November 30, 1995. Any projection of such information to the future is subject to the risk that, because of change, the description may no longer portray the system in existence. The potential effectiveness of specific policies and procedures from the Fund's system under review is subject to inherent limitations and, accordingly, errors or irregularities may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes may alter the validity of such conclusions.

     This report is intended solely for use by the Trustees and management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.
                                                                   APPENDIX
                                                              (Page 1 of 2)

           PRICE WATERHOUSE LLP TESTS OF OPERATING EFFECTIVENESS


                       AMERICAN CAPITAL MUTUAL FUNDS
             NET ASSET VALUE ("NAV") AND DIVIDEND/DISTRIBUTION
                DETERMINATION FOR MULTIPLE CLASS OF SHARES



The following are the tests of operating effectiveness which we performed with respect to the Fund's use of the Multiple Class System. We randomly selected days throughout the year ended November 30, 1995, in which to test the operating effectiveness of the Fund's policies and procedures. In addition, we tested the net investment income and capital gain distributions for the Fund. Finally, we reviewed the disclosure of the Fund as included in the November 30, 1995 financial statements. Our performance of the tests of operating effectiveness, described below, did not result in any exceptions.


                                     Price Waterhouse LLP
    Control Objective          Tests of Operating Effectiveness

1.   That the direct expenses attributable
     to each class of shares are cor
     rectly recorded in the Fund ac
     counting records as charged to
     each class of shares.

2.   That income, other operating
     expenses and realized and
     unrealized gains/losses are
     allocated properly to each class of
     shares based upon the relative "%
     of Net Assets by Class", or the
     relative "% of Dividend Share Value
          by Class", as appropriate.
For the days selected, we obtained the Worksheet and related trial balances and noted full completion and per formed the following procedures:

    We recalculated the relative class allocation percentages (i.e., "% of Net Assets by Class" and "% of Dividend Share Value by Class"). To arrive at these allocation percentages, we agreed the components of the calculation to the Fund's primary accounting records.

    We agreed income, fund-level operating expenses and realized and unrealized gain/loss amounts, as listed on the Worksheet, to the Fund's primary accounting records.

    We recomputed the allocation of income, fund-level operating expenses and realized and unrealized gain/loss amounts to each share class based upon the relative "% of Net Assets by Class" or the relative
          "% of Dividend Share Value by Class", as appropriate.


    We recalculated the class-level 12b-1 fees for the Fund which represented the current-day accrual calculated using the beginning of day's net assets attributable to each class based on the respective class rate per the Fund's prospectus.

    We agreed the capital stock activity for each respec-

     tive class to the Fund's primary accounting records.

    We recalculated NAV per share by class by dividing the
     ending total net assets applicable to a class by the number of shares outstanding relating to that class.

3.   That the dividend rates and daily
     NAV per share for each class of
     shares reflect the proper allocation
     of income, expense, gain and loss
     amounts, and the proper amount
     of any direct expenses charged to
          each class of shares.
    For the distributions selected for testing, we recalcu lated the distribution rates for each class of shares and determined that they reflected the proper alloca tion of income, expense, gain and loss amounts, and the proper amount of any direct expenses charged to each class of shares. We agreed periodic distribution rates to memoranda received from management or to the Fund s Prospectus.

4.   That the financial statements of
     the Fund reflect appropriate dis-

          closures for each class of shares.
    We read the financial statements of the Fund included in the respective November 30, 1995 Annual Report, concluding that the financial statement disclosures relating to the Multiple Class System complied in all material respects with generally accepted accounting principles and the Fund s exemptive order.